UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ginkgo Bioworks Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37611X100

(CUSIP Number)

c/o Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

(877) 422-5362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37611X100	Page 2 of 6 pages

1	Names of Reporting Persons Reshma Shetty
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 216,720,295(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 216,720,295 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 216,720,295(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%(2)
14	Type of Reporting Person IN

(1)

Consists of (i) 164,294,824 shares of Class B Common Stock of Ginkgo Bioworks Holdings, Inc. (the “Issuer”) and (ii) 52,425,471 shares of Class A Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

(2)

Based on (i) 1,191,989,401 shares of Class A Common Stock outstanding as of August 31, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2022 and (ii) 164,294,824 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 37611X100	Page 3 of 6 pages

1	Names of Reporting Persons Bartholomew Canton
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 216,720,295(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 216,720,295(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 216,720,295(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%(2)
14	Type of Reporting Person IN

(1)

Consists of (i) 164,294,824 shares of Class B Common Stock of the Issuer and (ii) 52,425,471 shares of Class A Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

(2)

Based on (i) 1,191,989,401 shares of Class A Common Stock outstanding as of August 31, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the SEC on September 14, 2022 and (ii) 164,294,824 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 37611X100	Page 4 of 6 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 27, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to securities of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and supplements Item 3 of the Original Schedule 13D by adding the following:

The information included in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

This Amendment amends and restates the final 3 paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

Ms. Shetty is the President and Chief Operating Officer of the Issuer, a founder of the Issuer and a member of the Issuer’s board of directors. Mr. Canton is the Chief Technology Officer and a founder of the Issuer.

Prior to the Business Combination, the Reporting Persons were each granted 25,782,354 restricted stock units (the “RSUs”) that represented contingent rights to receive equity securities of Old Ginkgo. Upon consummation of the Business Combination, the RSUs became contingent rights to acquire equity securities of the Issuer. The RSUs vested on October 1, 2022. Pursuant to the terms of the Issuer’s incentive plans, the Issuer elected to physically settle the RSUs granted to each of the Reporting Persons with 25,782,354 shares of Class A Common Stock, totaling 51,564,708 shares of Class A Common Stock. Such shares of Class A Common Stock may be exchanged for shares of Class B Common Stock at the option of the Reporting Persons.

In addition, as previously reported, in connection with the Business Combination the Reporting Persons each received 23,314,402 shares of Class B Common Stock in the form of earn-out shares (the “Earn-Out Shares”) subject to forfeiture if certain vesting conditions are not satisfied. Approximately one-quarter of the Earn-Out Shares had vested as of October 1, 2022. Each of the Reporting Persons converted 773,453 of the Earn-Out Shares to shares of Class A Common Stock on September 30, 2022.

Pursuant to the terms of its incentive plans, the Issuer may require that tax withholding obligations related to vesting of the RSUs and Earn-Out Shares be funded by “sell to cover” transactions. As such, the Reporting Persons have engaged and will continue to engage in “sell to cover” transactions, which are not discretionary trades by the Reporting Persons. Additionally, the Reporting Persons have each entered into a Rule 10b5-1 plan for future sales of shares of Class A Common Stock, commencing as early as January 2023.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to Rule 10b5-1 plans. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the

CUSIP No. 37611X100	Page 5 of 6 pages

Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original 13D in its entirety:

The information included in Item 4 is incorporated herein by reference.

(a) – (b)

The following sets forth, as of the date of this Amendment, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Reshma Shetty	216,720,295	16.0%	0	216,720,295	0	216,720,295
Bartholomew Canton	216,720,295	16.0%	0	216,720,295	0	216,720,295

The share amounts reflected in the table above consist of the following: (i) 26,212,736 shares of Class A Common Stock and 2,320,344 shares of Class B Common Stock held of record by Ms. Shetty; (ii) 26,212,735 shares of Class A Common Stock and 2,320,344 shares of Class B Common Stock held of record by Mr. Canton; (iii) 70,389,783 shares of Class B Common Stock held of record by the Reshma Padmini Shetty Living Trust; (iv) 8,245,491 shares of Class B Common Stock held of record by Ms. Shetty’s grantor retained annuity trust; (v) 70,189,783 shares of Class B Common Stock held of record by the Bartholomew Canton Living Trust; (vi) 8,245,491 shares of Class B Common Stock held of record by Mr. Canton’s grantor retained annuity trust; (vii) 1,291,794 shares of Class B Common Stock held of record by The Asha S. Canton Irrevocable Trust and (viii) 1,291,794 shares of Class B Common Stock held of record by The Adhira S. Canton Irrevocable Trust. The Reporting Persons are married and may be deemed to share beneficial ownership over the shares held of record by each other and each of the foregoing trusts. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

The percentages in the above table are based on based on (i) 1,191,989,401 outstanding as of August 31, 2022, as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 14, 2022 and (ii) 164,294,824 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Person.

CUSIP No. 37611X100	Page 6 of 6 pages

(c)

On October 3, 2022, Ms. Shetty sold 343,071 shares of Class A Common Stock and Mr. Canton sold 343,072 shares of Class A Common Stock at a price of $3.1216 per share in open market brokerage transactions. Such sales were “sell to cover” transactions to fund withholding tax obligations, which were required by the Issuer pursuant to its incentive plans and are not discretionary trades by the Reporting Persons.

Except as described in this Amendment, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

The information included in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

/s/ Reshma Shetty
Name: Reshma Shetty

/s/ Bartholomew Canton
Name: Bartholomew Canton